

**Adrian Ghenie** (b. 1977)



Adrian Ghenie is a contemporary Romanian painter known for his colorful, abstracted compositions laden with art historical references

INVESTMENT THESIS

Price Appreciation of Similar Works

25.7%

Similar Sales



$1.0m
$0.5m
$0.0m
14
19

Initial Offering

$2,498,000

Investment Overview

| | | |
|---|---|---|
| Offering Circular | | sec.gov/edgar |
| Auction History | low | 10 years |
| 2020 Auction Sales | moderate | $21,755,289 |
| Repeat Sales | | view |

**72%** Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

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- Adrian Ghenie is a contemporary Romanian painter known for his semi-abstract portraits inspired by historical figures.
- Paintings by Ghenie are relatively scarce – only a dozen or so paintings are finished by the artist each year – leading to high demand from collectors.
- The Painting was exhibited in 2018 at an immediately sold-out show at Thaddaeus Ropac in 2018. As of September 2021, no paintings from the exhibition have been offered at public sale.
- *Antelope Attacked Near Gas Pipe* (2018) is a large-scale example from a series inspired by Henri Rousseau, and is a commentary on the dichotomy of nature and industrialization.
- The artist's top auction record of $9,054,022 was set by *Nickelodeon* (2008) in 2018, which was previously owned by billionaire François Henri-Pinault (owner of Christie's auction house). Pinault initially paid approximately €60,000 for the work, resulting in a price increase of 16,000%.[1]
- Ghenie is represented by PACE Galleries, a global megadealer, and Thaddeaus Ropac.

*Past performance is no guarantee of future results. An investor must read the Offering Circular before making an investment decision.*



| 2020 Auction Sales | 2020 Number of Lots Sold |
|---|---|
| $21,755,289 | 19 |

# ADRIAN GHENIE

b. 1977, ROMANIA



**THE PAINTING**

Oil on canvas | 99 × 95 in. (250 × 240 cm.)

Offering Circular

**ARTIST MARKET APPRECIATION[1]**

25.7%

**INITIAL OFFERING**

$2,498,000

## Adrian Ghenie is a contemporary Romanian painter known for his colorful, abstracted compositions laden with art historical references

Between 1991 and 1994, Ghenie studied fine art at the Arts and Crafts School in Baia Mare, Romania. In 2009, Ghenie was honored with his first institutional solo exhibition at the National Museum of Contemporary Art in Bucharest. The same year, according to The Art Newspaper, *Nickelodeon* (2008), an obscured group portrait with references to European history, was acquired privately by François Pinault, the owner of Christie's auction house, for approximately €60,000, which he later sold for £7,109,000 ($9,054,022) at Christie's in London on October 6, 2016, resulting in a price increase of 16,000%. As of September 7, 2021, *Nickelodeon* remains the most expensive work by the artist to be sold at auction. As of September 7, 2021, Ghenie lives and works between Berlin and Cluj-Napoca, and is represented by Pace Gallery in New York, Thaddaeus Ropac in Paris, Galerie Judin in Berlin, Tim Van Laere in Antwerp, and Plan B in Cluj-Napoca.

The Painting is a large-scale example from a series that was inspired by the work of Henri Rousseau, a 19th century French self-taught artist known for his representation of lush flora and fauna. The series comments on the dichotomy between nature and industrialization, which is demonstrated in both the subject matter and title of the Painting. The Painting was exhibited at Thaddaeus Ropac in Paris in 2018, as part of an immediately sold out show entitled "Adrian Ghenie: Jungles in Paris". As of September 7, 2021, no paintings from the show have been offered at auction or been made available through public sale.

From 2011 to 2012, Ghenie's work was included in "The World Belongs to You," a group exhibition at the Palazzo Grassi in Venice, and in 2015, the artist represented Romania at the 56th Venice Biennale. Ghenie's works are in the permanent collections of noted institutions, such as the Museum of Modern Art in New York, the Los Angeles County Museum of Art, the Centre Pompidou in Paris, the Hermitage Museum in Saint Petersburg, and the Tate in London. As of September 7, 2021, Ghenie's auction records are led by the aforementioned sale of *Nickelodeon* (2008), followed by *Collector I* (2008), which sold for HK$65,975,000 ($8,496,590) on May 24, 2021, and *Lidless Eye* (2016-2018), which sold for HK$54,920,000 ($7,086,327) on October 6, 2020.

> Ghenie's auction records are led by *Nickelodeon* (2008), which sold for £7,109,000 ($9,054,022) on October 6, 2016, followed by *Collector I* (2008), which sold for HK$65,975,000 ($8,496,590) on May 24, 2021, and *Lidless Eye* (2016- 2018), which sold for HK$54,920,000 ($7,086,327) on October 6, 2020.

**AVERAGE HAMMER PRICES[2]**


$1.4M
$1.1M
$0.7M
$0.4M
2010
2011
2012
2012
2013
2014
2015
2015
2016
2017
2018
2018
2019
2020



The Painting was exhibited at Thaddaeus Ropac in Paris in 2018, as part of an immediately sold out show entitled "Adrian Ghenie: Jungles in Paris".





Collage on paper | 11 × 10 in. (28 × 25 cm.)

Study for *Antelope attacked Near Gas Pipe*, 2018.



Ghenie's works are in the permanent collections of noted institutions, such as the Museum of Modern Art in New York, the Los Angeles County Museum of Art, the Centre Pompidou in Paris, the Hermitage Museum in Saint Petersburg, and the Tate in London.

1. Rising auction market prices for Adrian Ghenie's paintings: 25.7% CAGR in average prices from the year ending December 31, 2015 to the year ending December 31, 2020. Based auction sales of paintings as tracked by ArtPrice. Shown as hammer price, excluding buyer's premium. Excludes any sales tax, VAT or artist resale rights.

2. The chart includes a summary of average hammer prices for paintings by Adrian Ghenie based on public records as tracked by ArtPrice. Between the year ending December 31, 2015 and the year ending December 31, 2020, 112 paintings by Adrian Ghenie were sold at auction for a total of $85.6 million. From the year ending December 31, 2015 to the year ending December 31, 2020, total auction sales, excluding buyer's premium, have increased by 48.3% annually on average and average hammer prices increased by 25.7% annually on average. The following schedule of annualized appreciation rates dictate the growth in average hammer prices since January 1 of the respective year, and ending on December 31, 2020: 2011, 57.4%; 2012, 87.7%; 2013, 43.7%; 2014, 18.5%; 2015, 25.7%; 2016, 7.6%; 2017, 20.2%; 2018, 27.7%; 2019, 63.1%. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per ArtPrice. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.